February 26, 2021
Katherine Hsu
Office Chief
Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:
BANK 2019-BNK16
 Wells Fargo Commercial Mortgage Trust 2017-C38
 Wells Fargo Commercial Mortgage Trust 2017-C39
Form 10-D and ABS-EE for the Monthly Distribution period Ended
November 18, 2020
Filed December 2, 2020
File Nos. 333-226486-03, 333-206677-16 and 333-206677-17

Dear Ms. Hsu:
We are acting as counsel to Wells Fargo Commercial Mortgage Securities, Inc. (“WFCMSI”) in connection with your letter dated January 29, 2021 transmitting the comments (the “Comments”) of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Form 10-D and ABS-EE filings (the “Filings”).  We have reviewed the Comments and the Filings and have discussed the Comments with representatives of WFCMSI.
For your convenience, the Staff’s comment is repeated in italics below, followed by the response of WFCMSI.
Forms 10-D and ABS-EE of BANK 2019-BNK16
1.
We note that asset number 2 in Exhibit 102 to the Form ABS-EE filed on December 2, 2020 has a payment status of “current” and a paid through date of 3/11/2020.  We also note in Exhibit 99.1 to the accompanying Form 10-D filed on December 2, 2020, comments on this asset from the special servicer note that “[t]he borrower executed a Forbearance agreement beginning April 11, 2020 for a period of 90 days.  Following the 90 days forbearance period, the borrower will be required to pay deferred amounts over a period not to exceed twelve months.”  However, this is inconsistent with the asset-level data points for the loan in previously filed Forms ABS-EE.  In particular, the asset-level data points do not include modification information until the reporting period ending

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February 26, 2021
June 11, 2020 while delinquency in the payment status reporting field continued to increase in the April and May 2020 reporting period.  Please explain why these discrepancies exist.
There is necessarily a lag between when an asset is transferred to the special servicer (in this case March 2020) and when a forbearance or modification agreement is finalized and able to be reported as part of the ABS-EE and Form 10-D filings (in this case, May 2020 as reflected in the commentary in the Special Servicer Loan Detail Report included as part of Exhibit 1 filed with the May 2020 Form 10-D).
The May 2020 reporting cycle was the first month the special servicer reported the forbearance information to the master servicer and this information was included in the monthly reporting for June 2020.  The Servicing Standard as defined in the pooling and servicing agreement requires the special servicer and master servicer to use their “reasonable judgment… giving due consideration to the customary and usual standards of practice of prudent, institutional commercial, multifamily and manufactured housing community mortgage loan servicers” in servicing and administering the loans. The pooling and servicing agreement also requires the master servicer and special servicer to utilize the CREFC® Investor Reporting Package for the delivery of information regarding the loans, which includes a variety of specific reports which are required to be completed in accordance with guidelines published along with, and comprising part of, the CREFC® Investor Reporting Package (such guidance, “Best Practices”). Best Practices that were in effect in May of 2020 with respect to modifications and forbearance agreements recommended that master servicers book modifications/forbearances on the master servicer’s systems within two (2) reporting cycles following the execution of the modification/forbearance.  During this time, the master servicer and special servicer coordinate the transfer of information and the master servicer reviews the terms of the forbearance agreement to determine what updates, if any, are needed to properly book the loan on their systems after giving effect to the terms of any modification or forbearance agreement.
With respect to the delinquency reporting and status information for April and May (paymentStatusLoanCode of Form ABS-EE), that information was correct based on the information in the possession of the master servicer for those reporting periods and was consistent with the Servicing Standard given the forbearance agreement was not executed or reported to the master servicer until the May reporting period.  In addition, Best Practices recommends that if a forbearance agreement is in place, the loan is to be reported as “current” during the forbearance period.
2.
We note that for asset number 2, servicing advances began in April 2020, dropped to zero in the June and July 2020 reporting periods and continued to increase above the level previously reported starting in the August 2020 reporting period through November

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February 26, 2021
2020, despite the reported existence of a forbearance agreement beginning in April 2020.  We also note that for asset number 27, servicing advances steadily increased beginning in the  August 2020 reporting period and continued through the November 2020 reporting period, despite the existence of a forbearance agreement executed in June as reported in Form 10-D.  Please tell us how the servicing advances for these assets are consistent with the transaction agreement provisions relating to servicing advances.  This includes, but is not limited to, provisions requiring advances for assets in default and delinquent assets and recovery of advances at the time of a modification.
Section 4.03(b) of the pooling and servicing agreement requires that the master servicer advance an amount equal to “the Periodic Payments (net of related Servicing Fees and, in the case of any Non-Serviced Mortgage Loan, a fee accruing at the related Non-Serviced Primary Servicing Fee Rate) other than Balloon Payments, that were due on the Mortgage Loans (including any Non-Serviced Mortgage Loan) and any REO Loan (other than any portion of an REO Loan related to a Companion Loan) during the related Collection Period that were not received as of the close of business on the Business Day preceding the related P&I Advance Date”.  Each of asset number 2 and 27 were subject to a forbearance agreement, which provided that the master servicer would temporarily forbear on enforcement of a lender’s rights under the related loan agreement, but that agreement was not a modification agreement – meaning the borrower’s obligations under the loan agreements remained unaltered and those amounts were still considered due, as evidenced by the language from the forbearance agreement, in the case of asset number 27 that stated “[a]ll monthly payment obligations of Borrower owed during the Forbearance Period, including obligations to make payments of principal and interest and to make deposits into the Reserves, shall be owed as set forth and in accordance with the terms and provisions of the Loan Documents during the Forbearance Period.”  Similarly, the forbearance agreement relating to asset number 2 contemplated repayment in full of all amounts of monthly payments of principal and interest “which came due (but were not paid) on Monthly Payment Dates occurring during the Forbearance Period”.  Because the monthly payment amounts remained due and were not received, the master servicer’s advancing obligations continued to apply to those loans.
Forms 10-D and ABS-EE of Wells Fargo Commercial Mortgage Trust 2017-C38
3.
We note that asset numbers 22 and 25 in Exhibit 102 to the Form ABS-EE filed on December 2, 2020 have payment statuses of “current” and paid through dates of 4/11/2020 and 5/6/2020, respectively.  We also note in Exhibit 99.1 to the accompanying Form 10-D filed on December 2, 2020, comments from the special servicer on asset number 22 note the forbearance was only for May, June and July 2020 and comments on asset number 25 note that the “sponsor” has resumed payments as scheduled per the

Katherine Hsu
February 26, 2021
forbearance agreement.  However, this is inconsistent with the asset-level data points for both loans in previously filed Forms ABS-EE.  In particular, asset number 22, which the Form 10-D Exhibit 99.1 says was modified on 5/11/20, is not marked as modified in the  asset-level data until the July 2020 reporting period, while delinquency increased in the May and June 2020 reporting periods.  Additionally, asset number 25, which the Form 10-D Exhibit 99.1 says was modified on 6/1/20, is not marked as modified in the asset-level data until the September 2020 reporting period, while delinquency increased through the October 2020 reporting period.  Please explain why these discrepancies exist.
With respect to your comment that asset number 22 was modified on 5/11/20 but not marked as modified in the asset-level data until July 2020, there is necessarily a lag between when an asset is transferred to the special servicer (in the case of asset number 22, May 2020) and when a forbearance or modification agreement is finalized and able to be reported as part of the ABS-EE and Form 10-D filings (in this case, July 2020).  In addition, in many instances forbearance agreements may have an “effective date” that relates back to an earlier date than the date the agreement is executed. The July 2020 reporting cycle is the first month the special servicer reported the forbearance information to the master servicer and this information was included in the monthly reporting for July 2020.
While the forbearance agreement’s effective date was May 11, 2020 (corresponding to the related “paid through date”), the master servicer reflected the loan as delinquent as the loan was necessarily viewed as delinquent prior to being notified of the status of the executed forbearance agreement.
With respect to your comment that asset number 25 was modified on 6/1/20 but was not marked as modified in the asset-level data until the September 2020 reporting period while delinquency increased through the October 2020 reporting period, as with the explanation above relating to asset number 22, there is necessarily a lag between when an asset is transferred to the special servicer (in the case of asset number 25, July 2020) and when a forbearance or modification agreement is finalized and able to be reported as part of the ABS-EE and Form 10-D filings (in this case, September 2020).  The modification date of 6/1/20 reported on Schedule AL reflects the effective date of the forbearance agreement, not the date it was actually finalized.
The September 2020 reporting cycle is the first month the special servicer reported the forbearance information to the master servicer and this information was included in the monthly reporting for September 2020.  The delinquency information for August 2020 to October 2020 was a result of the initial forbearance agreement being reported as applicable for a 90 day period (for May 2020 until June 2020).  During the August 2020 to October 2020 period the delinquency status code reflected 90+ days delinquent, which was consistent with Best Practices and the Servicing Standard at that time (i.e., to

Katherine Hsu
February 26, 2021
measure delinquency from the original date of delinquency without regard to any agreed upon forbearance period), however, the Best Practices were updated in November 2020 to reflect the number of days delinquent from the current delinquency date (i.e., after giving effect to any agreed upon forbearance period).
4.	Please also explain why the Form 10-D Exhibit 99.1 says that the sponsor has resumed payments on asset number 25 instead of the obligor making payments.

The reference to the sponsor in this context refers to the borrower sponsor and is commonly understood in the industry to refer to a parent entity of the borrower making payments on behalf of the borrower – effectively coming out of pocket to support the obligations under the loan.
5.
We note that servicing advances began in May for asset number 22 and in April for asset number 25 and often increased through November 2020, despite the reported existence of an executed forbearance agreement in April.  We note that the servicing advances for  asset number 22 dropped to zero in the July 2020 reporting period and subsequently increased to levels above those previously reported.  Please tell us how these advances are consistent with the transaction agreement provisions relating to servicing advances.  This includes, but is not limited to, the provisions that require servicing advances for assets in default and delinquent assets and recovery of servicing advances at the time of a modification.

As discussed in the response to your question #2 above, each of asset number 22 and 25 were subject to forbearance agreements, which provided that the lender would temporarily forbear on enforcement of a lender’s rights under the related loan agreement, but those agreements were not modification agreements – meaning the borrower’s obligations under the respective loan agreement remained unaltered and those amounts were still considered due, as evidenced by the provisions in each of the respective forbearance agreements that stated “[a]ll monthly payment obligations of Borrower owed during the Forbearance Period, including obligations to make payments of Debt Service and to make deposits into the Reserves, shall be owed as set forth and in accordance with the terms and provisions of the Loan Documents during the Forbearance Period.”  Because the monthly payment amounts remained due and were not received, the master servicer’s advancing obligations continued to apply to those loans.
With respect to your questions regarding the advancing obligations for asset number 22 dropping to zero in July 2020, the reported field on Form ABS-EE “Total P&I Advances Outstanding” was incorrectly reported as zero during that reporting cycle but was corrected in all succeeding reporting cycles.

Katherine Hsu
February 26, 2021
Forms 10-D and ABS-EE of Wells Fargo Commercial Mortgage Trust 2017-C39
6.
We note that asset number 19 in Exhibit 102 to the Form ABS-EE filed on December 2, 2020 has a payment status of “current” and a paid through date of 3/6/2020.  We also note in Exhibit 99.1 to the accompanying Form 10-D filed on December 2, 2020, asset number 19 was modified on 4/6/20.  However, this is inconsistent with the asset-level data points for the loan in previously filed Forms ABS-EE, which did not include modification information for the periods in April through September, while delinquency in the payment status reporting field continued to increase during that period.  Please explain why these discrepancies exist.

With respect to your comment that asset number 19 was modified on 4/6/20 but was not marked as modified in the asset-level data until the October 2020 reporting period, as with the explanation relating to #3 above, there is necessarily a lag between when an asset is transferred to the special servicer (in the case of asset number 19, June 2020) and when a forbearance or modification agreement is finalized and able to be reported as part of the ABS-EE and Form 10-D filings (in this case, October 2020).  The October 2020 reporting cycle is the first month the special servicer reported the information to the master servicer and this information was included in the monthly reporting for October 2020.  The modification agreement for this asset was entered into as of September 16, 2020 but was retroactive to the April 2020 payment date. Therefore, prior to the October 2020 reporting cycle, the master servicer reflected the loan as delinquent as the loan was necessarily viewed as delinquent prior to being notified of the status of the executed modification agreement. Consistent with Best Practices, the master servicer reported the payment status as “current” once they were notified of the execution of the modification agreement.
7.
We note that servicing advances began in April for this asset, started to increase again at much higher level in the September 2020 reporting period and continued to increase through November 2020, despite the reported existence of a modification of the asset in April 2020.  Please tell us how these advances are consistent with the transaction agreement provisions relating to servicing advances.  This includes, but is not limited to, the provisions that require servicing advances for assets in default and delinquent assets and recovery of advances at the time of a modification.

For each of the reporting periods from April 2020 until September 2020, the loan was reported as delinquent and not subject to a modification as the modification agreement was not finalized and executed until September 16, 2020.  The monthly payments on the loan during that period were due and not received and therefore subject to the master servicer’s advancing obligation.  However, the modification agreement, when entered into and first reported to the master servicer during the October 2020 reporting period,

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February 26, 2021
related to certain payments by the borrower beginning in April 2020, which is why the lastModificationDate on Schedule AL was reported as April 6, 2020.  The master servicer indicated to WFMCSI that this field will be updated to reflect the effective date of the modification agreement of September 16, 2020 on future Schedule AL filings.
With respect to your question regarding the higher rate of advancing during September for asset number 19, the reported field on Form ABS-EE “Total P&I Advances Outstanding” was incorrectly reported during June through August 2020, reflecting no increase in the total outstanding P&I advances with respect to that loan.  That was corrected in September 2020, resulting in an increase in an amount of the aggregate of the prior months unreported advances.  The correct Form ABS-EE “Total P&I Advances Outstanding” information with respect to that loan has been reported in all succeeding reporting cycles.
Forms 10-D and ABS-EE of BANK 2019-BNK16, Wells Fargo Commercial Mortgage Trust 2017-C38 and Wells Fargo Commercial Mortgage Trust 2017-C39
8.
For all comments noted above, please consider how these matters should be incorporated into the servicing assessments required by Item 1122 of Regulation AB for your upcoming Form 10-K filing for the fiscal year ending December 31, 2020.  Please also consider whether additional disclosures for the Form 10-K would be appropriate if the servicer has identified material instances of noncompliance in connection with these matters.

We have discussed your Comments with the master servicer and the master servicer does not believe there has been any material instance of noncompliance to be addressed or disclosed with respect to the matters addressed in your Comments.
In responding to the Staff’s comment with respect to the Filing, Wells Fargo has authorized us to acknowledge on their behalf, and we hereby acknowledge, that:
•	Wells Fargo is responsible for the adequacy and accuracy of the disclosure in the Filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

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February 26, 2021
•	Wells Fargo may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions you have regarding the foregoing.

Very truly yours,

/s/ David Burkholder

David Burkholder

cc:	Anthony Sfarra Troy Stoddard